SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

(VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: Johnson Controls International Public Limited Company

NAME OF PERSON RELYING ON EXEMPTION: International Assoc of Sheet Metal, Air, Rail & Transportation Workers d/b/a SMART

ADDRESS OF PERSON RELYING ON EXEMPTION: 1750 New York Avenue NW, Washington, D.C. 20006

Written materials: The following written materials are submitted pursuant to Rule 14a-6(g)(1), promulgated under the Securities Exchange Act of 1934:

February 11, 2020

RE:	SMART Recommends “No” Vote on Johnson Controls [NYSE: JCI] Proposal Number Five (Advisory Vote on Executive Compensation)

Dear Johnson Controls shareholders:

Johnson Controls (“Company”) will hold its 2020 annual meeting on March 4, 2020. Shareholders have the opportunity to again convey their dissatisfaction with the Company’s severance pay practices for departing executives. SMART1 urges shareholders to vote NO on the “say-on-pay” proposal.

In late 2017, the Company adopted a new severance plan in response to successive low “say-on-pay” votes by shareholders. The new severance plan was taken to be a correction of the very large payments made to departing executives. A close look at the severance plan, however, shows that it may have made matters worse rather than better.

The “Severance and Change in Control Policy for Officers” is not just about payments to executives who lose their positions due to a change in control. It is a severance plan for all officers whom the company terminates, even in the absence of a change in control. The only difference is in the amount of the payments. In fact, the payments are not much different. In a “Change in Control” (CIC) termination, the eligible employee gets two (2) times the sum of his or her base salary and Annual Bonus Target Amount. When an eligible employee is terminated but there is no CIC, he or she gets 1.5 times the same amount. For the CEO, the multiples are increased to three (3) times in a CIC termination and 2 times in all other terminations.

In addition to multiples of salary plus targeted bonus, eligible employees vest immediately in stock options, restricted stock, restricted stock units, performance share units and similar types of rewards, prorated if they are terminated in the middle of a fiscal year. This is true regardless of whether performance targets have been met (except performance-based compensation within the meaning of Internal Revenue Code § 162 (m)).

When there is a change in control, eligible employees can get the enhanced severance benefits, not only if they are terminated, but also if they resign for “good reason.” These reasons include a material reduction in duties or having to report to a new location that is more than 50 miles away from the present one.

The extra years of pay under this policy do not depend on length of service. An eligible employee hired this month gets this big package, even if he or she is terminated next month.

Eligible employees entitled to the severance benefits have no obligation to mitigate the effects of termination. Whether they sit at home or go straight to another job – even a higher-paying job – they get the full boat of benefits.

Totals below are sums of unaggregated figures for severance, benefit continuation, and accelerated vesting of equity awards reported by the Company under section Compensation Discussion & Analysis, Potential Payments Upon Termination and Change-in-Control, as of September 30, 2019 under the revised 2017 severance plan. (See p. 68, Johnson Controls International plc, Annual Shareholders and Proxy Statement, Schedule 14A, January 17, 2020.)

___________

1 Employee benefit funds sponsored by SMART own approximately 98,128 shares of Johnson Controls stock as of February 4, 2020. SMART affiliates also represent some Johnson Controls employees for the purpose of collective bargaining.

2

NAME/ TITLE	CIC QUALIFIED TERMINATION	TERMINATION WITHOUT CAUSE OR "GOOD REASON" RESIGNATION	VOLUNTARY RESIGNATION/ RETIRMEMENT	DEATH OR DISABILITY
George Oliver Chairman & Chief Executive Officer	$39,053,343	$23,752,268	$15,749,574	$30,549,825
Jeffrey M. Williams VP & President — Global Products, Building Technologies and Solutions	$8,928,785	$5,438,589	$3,239,973	$6,285,833
Rodney M. Rushing VP & President — North America, Building Technologies & Solutions	$7,679,770	$4,517,369	--	$5,156,011
John Donofrio EVP, General Counsel	$9,389,827	$6,327,139	--	$7,129,869

The company has let shareholders believe that the new policy is all there is with respect to severance pay and benefits, so they need not worry about enormous golden parachutes. But buried in the policy is a provision allowing unlimited additional severance or benefits. (See Johnson Controls International Plc, Severance and Change In Control Policy For Officers, Amended and Restated Effective December 7, 2017, 2017 Form 8-K, Exh. 10-2, at Section 5.08.)2 Who may grant this additional compensation? The Board of Directors can do so. So can the Compensation Committee of the Board, on its own. Amazingly, even the “Plan Administrator” can give away the store this way “in its sole and absolute discretion.” (See id.)

Who is the “Plan Administrator” who has all this power? It is an individual appointed by the Compensation Committee. If no one has been appointed, then it is the Vice-President, Human Resources. Is there any other company where the Vice-President of Human Resources can give out golden parachutes in his or her absolute discretion? (Id., § 2.26.)

The new plan is not confined to the Company’s top officers. All officers are covered by this very generous plan. (Id. § 2.14.) Shareholders should take note that “officers” is not defined in the policy. Anyone with an officer-type title is entitled to pay and benefits under this policy, from the lowliest Vice-President on up. This means that the policy potentially provides benefits – at shareholders’ expense – to dozens if not hundreds of “officers.”

____________

2 See JOHNSON CONTROLS INTERNATIONAL PLC SEVERANCE AND CHANGE IN CONTROL POLICY FOR OFFICERS, Amended and Restated Effective December 7, 2017, available at

http://content.edgar-online.com/ExternalLink/EDGAR/0000833444-17-000064.html?hash=8bce1ba5239bec5efa35f088dfacee3932fbca0473b97f868a79c2bea44144bf&dest=EXH101LETTERAGREEMENTBETWE_HTM#EXH101LETTERAGREEMENTBETWE_HTM)

3

Who determines who is an “officer” and therefore eligible for the benefits of the policy? Why, it is the same Plan Administrator, who has the “full power, authority and discretion to construe, interpret and administer the Policy.” (Id. § 2.14 & 8.01.)

The Company has not disclosed how many employees are participants are under the Policy. It also has not disclosed any estimates of its total financial exposure under the Policy.

We believe the company has not done enough to prevent large pay outs to departing eligible employees and encourage shareholders to Vote No on Proposal Number 5, Advisory Vote on Executive Compensation.

Sincerely,

Meredith Schafer
SMART Research
(202) 662-0883

4